Exhibit 99.1

FOR IMMEDIATE RELEASE

New Preclinical Research Supports Ceflatonin® in Treatment of Acute Myeloid Leukemia (AML)

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (March 23, 2006). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today the publication of pre-clinical research supporting the expansion of its clinical development of Ceflatonin to include treatment of acute myeloid leukemia (AML) patients in addition to chronic myeloid leukemia (CML) and myelodysplastic syndrome (MDS) patients.

The paper, in the March 2006 issue of Molecular Cancer Therapeutics (Volume 5, Issue 3, pp 723-731), describes research performed in the laboratory of Dr Jean-Pierre Marie of the Université Pierre et Marie Curie in Paris which elaborates on the cellular mode of action of homoharringtonine, or "sHHT" (Ceflatonin) in AML patient cells. The authors strongly encourage further clinical investigation of sHHT in the treatment of AML.

“This publication by Professor Marie’s research team is a strong endorsement of the potential for Ceflatonin to treat a range of leukemias,” said Greg Collier, ChemGenex chief executive officer and managing director. “We have recently reported positive phase 2 data for Ceflatonin treating CML, and have ongoing and planned clinical programs in MDS and AML. There is significant unmet medical need across a range of leukemias globally and we believe that Ceflatonin has the potential to meet these needs for many patients.”

Professor Marie’s team found that sHHT (Ceflatonin) induced apoptosis (cell death) in acute myelogenous leukemia (AML) patient cells grown in culture. This apoptosis was achieved by mitochondrial disruption and the release of cytochrome c, resulting in the activation of the caspase-9 and caspase-3. It was also shown that sHHT triggered the turnover of the anti-apoptotic protein, myeloid cell leukemia-1 (Mcl-1), which in turn induced the cleavage of bcl-2, a protein whose over-expression is linked to a number of cancers as well as resistance to conventional cancer treatments. The authors conclude that these findings strongly encourage further clinical investigation of sHHT in the treatment of AML.

About Ceflatonin~~®~~

Ceflatonin (HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). Ceflatonin has confirmed Phase 2 clinical activity in resistant CML, both as a single agent and in combination with other approved drugs. ChemGenex is developing Ceflatonin for the treatment of CML, myelodysplastic syndrome (MDS) and acute myeloid leukemia (AML).

New Preclinical Research Supports Ceflatonin® in Treatment of Acute Myeloid Leukemia (AML)

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for leukemia and Quinamed® is in phase 2 clinical trials for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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